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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Reports Homeland Security Activities dated October 30, 2003.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems, Ltd

Magal Reports Homeland Security Activities

Thursday October 30, 9:56 am ET

YAHUD, Israel, Oct. 30 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS, TASE: MAGS) today announced that ten products of Magal Group's Perimeter Intrusion Detection Systems have been approved by the U.S. Department of the Air Force, as part of the $498 million Force Protection Integrated Base Defense Security System (IBDSS) program.

The IBDSS program includes Intrusion detection systems designed to prevent unauthorized entry or access to large, medium and small military facilities. The IBDSS program will be deployed starting in October 2003 through September 2008 to protect classified facilities.

Magal Group's products have been approved by the Department of the Air Force for use in the various tested applications and configurations, and they will be supplied to the US Air Force through the major U.S. integrators.

Magal also announced that its fully owned U.S. based subsidiaries, Perimeter Products, Inc. (PPI) and Senstar-Stellar, Inc (SSI) have, over the past few months, supplied $4.2 million of orders to Homeland Security contractors for the protection of various governmental and military sites throughout the United States.

Mr. Even-Ezra, Chairman of Magal said: "We are pleased that our systems are being included as part of the U.S. Homeland Security program, and we hope to continue serving the important mission of protecting American infrastructure and further advance our activity in the Homeland Security field."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd
     Raya Asher, CFO
     Tel: +972-3-539-1444
     Fax: 972-3-536-6245
     E-mail: magalssl@trendline.co.il

     Gal IR International
     Ehud Helft/Kenny Green
     Tel: 1 866 704 6710
     Int'l dial: +972 3 607 4717
     E-mail: ehud.helft@galir.com
             kenny.green@galir.com

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
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                                               Jacob Even-Ezra
                                               Chairman of the Board and
                                               Chief Executive Officer



Date:  October 30, 2003